LARGO INC

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JULY 29, 2024

TSX Trust Company
hereby reports that:

1	Holder(s) represented in person or by proxy	33	shares
168	Management proxies received representing	47,142,884	shares

	Total represented at the meeting	47,142,917	shares
	Percentage of 64,110,195 outstanding	73.53%

MANAGEMENT PROXY VOTES

TO SET THE NUMBER OF DIRECTORS AT 6
45,341,653	shares represented by proxy VOTED FOR	(96.179%
1,801,229	shares represented by proxy VOTED AGAINST	(3.821% )
2	shares represented by proxy NOT VOTED

ALBERTO ARIAS AS DIRECTOR
35,828,052	shares represented by proxy VOTED FOR	(95.785% )
1,576,536	shares represented by proxy VOTED WITHHOLD	(4.215% )
9,738,296	shares represented by proxy NOT VOTED

DAVID BRACE AS DIRECTOR
35,858,601	shares represented by proxy VOTED FOR	(95.867% )
1,545,987	shares represented by proxy VOTED WITHHOLD	(4.133% )
9,738,296	shares represented by proxy NOT VOTED

JONATHAN LEE AS DIRECTOR
35,831,738	shares represented by proxy VOTED FOR	(95.795% )
1,572,850	shares represented by proxy VOTED WITHHOLD	(4.205% )
9,738,296	shares represented by proxy NOT VOTED

DANIEL TELLECHEA AS DIRECTOR
35,891,145	shares represented by proxy VOTED FOR	(95.954% )
1,513,443	shares represented by proxy VOTED WITHHOLD	(4.046% )
9,738,296	shares represented by proxy NOT VOTED

HELEN CAI AS DIRECTOR
35,872,758	shares represented by proxy VOTED FOR	(95.905% )
1,531,830	shares represented by proxy VOTED WITHHOLD	(4.095% )
9,738,296	shares represented by proxy NOT VOTED

ANDREA WEINBERG AS DIRECTOR
35,887,345	shares represented by proxy VOTED FOR	(95.944% )
1,517,243	shares represented by proxy VOTED WITHHOLD	(4.056% )
9,738,296	shares represented by proxy NOT VOTED

APPOINTMENT OF AUDITOR
47,100,430	shares represented by proxy VOTED FOR	(99.910% )
42,454	shares represented by proxy VOTED WITHHOLD	(0.090% )

Dated this 29th day of July, 2024

Scrutineer